Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company
Mountain Province Diamonds Inc. (the "Corporation") 161 Bay Street, Suite 2315 Toronto, Ontario M5J 2S1
Item 2	Date of Material Change
March 31, 2015
Item 3	News Release
A news release with respect to the material change referred to in this report was issued by the Corporation through CNW on March 31, 2015 and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR).
Item 4	Summary of Material Change

The Corporation announced the completion of the previously announced C$95 million rights offering (the "Offering"). The combined subscriptions under the basic and additional subscription privileges represented an oversubscription against the 23,761,783 common shares available under the Offering.

A total of 23,761,783 common shares were issued under the Offering. The subscribers for common shares under the additional subscription privilege have received their pro rata entitlement to the 1,682,536 common shares that remained under the Offering after the allocation of 22,079,247 common shares under the basic subscription privilege.

As the Offering was fully-subscribed, the Company’s major shareholder, Mr. Dermot Desmond, who entered into a standby agreement with the Company in connection with the Offering, did not subscribe for any additional shares under the Offering pursuant to the standby commitment.

Item 5	Full Description of Material Change

The Corporation announced the completion of the previously announced C$95 million rights offering (the Offering), which expired at 5:00 p.m. on March 30, 2015. A total of 125,631,285 rights were exercised under the basic subscription privilege for 22,079,247 common shares. In addition, a further 4,014,419 common shares were subscribed for under the additional subscription privilege. The combined subscriptions under the basic and additional subscription privileges represented an oversubscription against the 23,761,783 common shares available under the Offering.

A total of 23,761,783 common shares were issued under the Offering. The subscribers for common shares under the additional subscription privilege received their pro rata entitlement to the 1,682,536 common shares that remained under the Offering after the allocation of 22,079,247 common shares under the basic subscription privilege. As the Offering was fully-subscribed, the Company’s major shareholder, Mr. Dermot Desmond, who entered into a standby agreement with the Company in connection with the Offering, did not subscribe for any additional shares under the Offering pursuant to the standby commitment.

The proceeds of the Offering will be used to fund a US$75 million cost overrun facility, the arrangement of which is a condition precedent to drawdown of the previously announced US$370 million term loan facility.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
Not applicable.
Item 8	Executive Officer

The following executive officer of the Corporation is knowledgeable about the material change and this report and may be contacted at the following telephone number:

Patrick Evans
President and Chief Executive Officer
Telephone: (416) 361-3562

Item 9	Date of Report
April 2, 2015